Exhibit 99.4

AMENDED AND RESTATED VOTING TRUST AGREEMENT
THIS AMENDED AND RESTATED VOTING TRUST AGREEMENT (this “Agreement”) amends and restates in its entirety that certain Voting Trust Agreement dated as of February 24, 2026 (the “Original Agreement”), by and among CSC Delaware Trust Company, as trustee (the “Trustee” or any successor thereto), ICONIQ Capital, LLC, including its successors and assigns by operation of law (the “Purchaser”) and Glass, Lewis & Co., LLC (the “Voting Consultant” or any successor thereto) and is effective for all purposes and in all respects as of April 2, 2026.
WHEREAS, the Purchaser, the Trustee, and the Voting Consultant entered into the Original Agreement pursuant to which the Purchaser transferred and assigned to the Trustee certain voting and consent rights with respect to common shares of the Fund (as defined below) held for the accounts of the Clients (as defined below);
WHEREAS, the parties desire to amend and restate the Original Agreement in its entirety to reflect certain changes to the structure of the Clients’ investment in the Fund;
WHEREAS, the Purchaser is or will be the Beneficial Owner of limited partnership interests (the “Interests”) of LibreMax ABIF Partners, LP (the “Partnership”) held for the accounts of investment management clients of the Purchaser, including Glide Path Solutions 2024 LP (“GPS 2024”), Glide Path Solutions 2025 LP (“GPS 2025”), and Glide Path Solutions 2026 LP (“GPS 2026”, and together with GPS 2024 and GPS 2025, the “Clients”) pursuant to the terms of the Subscription Agreements among the Clients and the Partnership (the “Subscription Agreements”);
WHEREAS, the Partnership will invest all of its assets in common shares (the “Shares”) of LibreMax Asset-Backed Income Fund (the “Fund”);
WHEREAS, under the terms of the limited partnership agreement (the “LPA”) of the Partnership, the Clients, and therefore the Purchaser, shall be entitled to instruct the general partner (the “Partnership GP”) of the Partnership as to how to vote the portion of the Partnership's interest in the Fund that is attributable to the Clients’ Interests;
WHEREAS, the Purchaser desires to transfer and assign irrevocably to the Trustee, and the Trustee desires to accept such transfer and assignment of, the Purchaser’s right to instruct the Partnership GP on how to vote or consent the portion of the Partnership’s interest in the Fund that is attributable to the Clients’ Interests in connection with the Voting Matters (as defined below) as the Beneficial Owner of (i) Interests acquired by the Clients pursuant to the Subscription Agreements (such Interests, when beneficially owned by the Purchaser, the “Subject Interests”) and (ii) any additional Interests of which the Purchaser becomes the Beneficial Owner of during the term of this Agreement (any such additional Interests when so acquired and when beneficially owned by the Purchaser will become a part of the “Subject Interests” covered by this Agreement);
WHEREAS, the Voting Consultant shall analyze the Voting Matters requiring the owner of Subject Interests to instruct the Partnership GP on how to vote or consent, and shall provide a recommendation to the Trustee on how to instruct the Partnership GP to vote or consent with respect to such Voting Matters;
WHEREAS, the parties acknowledge that, pursuant to the LPA, instructions delivered by the Trustee to the Partnership GP on behalf of the Purchaser with respect to the Subject Interests shall constitute valid instructions of the Purchaser for purposes of the LPA, and that the Partnership GP shall be entitled to rely on such instructions;
WHEREAS, the Voting Consultant and the Trustee are each Independent of the Purchaser; and
WHEREAS, the parties hereto desire to set forth in writing their understandings and agreements.
NOW, THEREFORE, in consideration of the foregoing, of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally and equitably to be bound, hereby agree as follows:
1. Creation of Trust
(a) The Purchaser hereby irrevocably transfers and assigns to the Trustee, and the Trustee hereby accepts the transfer and assignment of, the right to instruct the Partnership GP to vote and consent on behalf of the Purchaser in connection with all of its voting and consent rights and responsibilities as Beneficial Owner of the Subject Interests with respect to any matters that holders of Shares are entitled to vote on that would cause the Shares to constitute “voting securities” under the Investment Company Act of 1940, as amended (the “1940 Act”), including but not limited to the election of trustees to the Board of Trustees of the Fund (collectively, the “Voting Matters”). For the avoidance of doubt, matters that are presented to the Purchaser in connection with voting and consent rights afforded to the shareholders of the Fund that do not constitute “voting rights” under the 1940 Act, shall not be transferred to the Trustee.
(b) In order to effect the transfer of voting and consent rights, including the right to deliver voting instructions with respect to the Voting Matters, the Purchaser hereby irrevocably appoints and constitutes the Trustee as its attorney-in-fact and grants the Trustee one or more irrevocable proxies with respect to delivering voting instructions to the Partnership GP on the Purchaser’s behalf with respect to the Voting Matters, and further agrees to renew any such proxies that may lapse by their terms while the Subject Interests are still subject to this Agreement.
(c) The Clients will be the registered owners of the Subject Interests.  If any dividend or other distribution in respect of the Subject Interests is paid, such dividend or distribution will be paid directly to the Clients.

2. Definitions
“Beneficial Owner” means, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power which includes the power to vote, or to direct the voting of, securities and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, securities.
“Board of Trustees” means the Board of Trustees of the Fund or any duly authorized committee thereof.
“Independent” means, as to any Person, any other Person who (i) does not have and is not committed to acquire any material direct or any material indirect financial interest in such Person, (ii) is not connected with such Person as an officer, employee, promoter, underwriter, partner, director or Person performing similar functions and (iii) is not otherwise subject to the undue influence or control of such other Person.  For purposes of this definition, no Person will fail to be Independent solely because such Person acts as a voting consultant or trustee in respect of property owned by another Person or its affiliates pursuant to this Agreement or any other agreement.  With respect to item (i) above, “material direct or material indirect financial interest” means, (1) as to any Person, owning directly or indirectly (as principal for such Person’s own account) at least 5% of any class of the outstanding equity or debt securities issued by any other Person or (2) with respect to a Person (the “Investor”) owning directly or indirectly (as principal for the Investor’s own account) outstanding equity or debt securities of any other Person in an amount at least equal to 5% of the total consolidated shareholders equity of the Investor (measured in accordance with U.S. generally accepted accounting principles).
“Person” means and includes an individual, a partnership, a corporation, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.
3. Right to Transfer
The Purchaser shall have the right to sell or otherwise transfer the Subject Interests at any time in its sole discretion, subject to the transfer restrictions contained in the LPA, the Subscription Agreement and applicable law.  Upon the transfer of the Subject Interests by the Purchaser, except at set forth in Section 20 of this Agreement, such Subject Interests shall no longer be subject to this Agreement.
4. Trustee
(a) Rights and Powers of Trustee.  With respect to Subject Interests, the Trustee shall, in person or by nominees, agents, attorneys-in-fact, or proxies, have the right and the obligation to exercise its discretion and deliver voting instructions to the Partnership GP with respect to all Voting Matters requiring holders of Shares to vote or consent, with respect to and including voting or consenting to any corporate or shareholder action of any kind whatsoever, subject to the terms of this Agreement. The Trustee shall be obligated to deliver such voting instructions to the Partnership GP in accordance with the provisions of this Agreement. This Agreement expressly and exclusively sets forth the duties of the Trustee with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into this Agreement against the Trustee. No provision of this Agreement shall require the Trustee to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Agreement. The Trustee shall not be obligated to take any legal action or to commence any proceedings in connection with this Agreement or any property held hereunder.
(b) Liability of Trustee.  In exercising the rights and powers of the Trustee, the Trustee will exercise any rights and powers in the Trustee’s best judgment; provided, however, the Trustee shall not be liable for any action taken by such Trustee or the Trustee’s agent, except for liability arising from the Trustee’s bad faith, willful misconduct or gross negligence.  The Trustee shall not be required to give any bond or other security for the discharge of the Trustee’s duties. In no event shall the Trustee be liable for incidental, indirect, special, consequential or punitive damages of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
(c) Resignation of and Successor Trustee.  The Trustee may at any time resign the Trustee’s Position as Trustee by delivering a resignation in writing to the Purchaser and the Voting Consultant to become effective 90 days after the date of such delivery, but in any event such notice shall not become effective prior to the acceptance of a successor Trustee.  The Trustee shall nominate a successor Trustee acceptable to the Purchaser, who shall have all rights, powers and obligations of the resigning Trustee as set forth in this Agreement, and all rights, powers and obligations of the resigning Trustee hereunder shall immediately terminate upon the acceptance by the successor Trustee of such nomination and the execution of this Agreement by the successor Trustee as “Trustee” hereunder.  The Trustee shall have no responsibility for the appointment of a successor Trustee hereunder. If the Trustee shall resign but a successor Trustee has not assumed all of the Trustee’s duties and obligations within 90 days of such resignation, the Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee. No such resignation shall become effective until such time as a successor Trustee has been appointed and such appointment has been accepted.  The fact that any Trustee has resigned such Trustee’s position as a Trustee shall not act, or be construed to act, as a release of any Subject Interests from the terms and provisions of this Agreement.
(d) Removal.  The Trustee may be removed by the Purchaser upon 30 days prior written notice upon either (i) a material breach by the Trustee of its obligations hereunder or (ii) any action or inaction of the Trustee which constitutes bad faith, gross negligence or willful misconduct in the performance of its obligations hereunder.
(e) Contract.  A separate contract, that certain letter agreement between the Purchaser and the Trustee dated as of February 11, 2026, as may be amended from time to time (the “Letter Agreement”), sets forth additional details, including fees, pursuant to which the Trustee is providing the services contemplated hereunder.

(f) Independent.  The Trustee represents that it is Independent of the Purchaser; provided, however, if the Trustee becomes aware that the Trustee is no longer Independent of the Purchaser, the Trustee shall promptly, and in no event later than two (2) business days after becoming aware, notify the Purchaser and shall abstain from voting or consenting during any period of time during which the Trustee is not Independent of the Purchaser.  If the Trustee notifies the Purchaser that it is no longer Independent of the Purchaser, the Purchaser shall use commercially reasonable efforts to identify and appoint a replacement trustee.
5. Voting Consultant
(a) Liability of Voting Consultant.  In providing its voting recommendations on Voting Matters hereunder, the Voting Consultant will provide such recommendations in the Voting Consultant’s best judgment with respect to the Voting Matters for the Subject Interests; provided, however, the Voting Consultant shall not be liable for any action taken by such Voting Consultant or the Voting Consultant’s agent, except for liability arising from the Voting Consultant’s bad faith, willful misconduct or gross negligence.
(b) Resignation of and Successor Voting Consultant.  The Voting Consultant may at any time resign the Voting Consultant’s Position as Voting Consultant by delivering a resignation in writing to the Purchaser and to the Trustee to become effective 90 days after the date of such delivery.  Upon receipt of the Voting Consultant’s written resignation, the Purchaser shall use commercially reasonable efforts to appoint a successor Voting Consultant which has been consented to by the Trustee, such consent not to be unreasonably withheld.  If the Voting Consultant shall resign but a successor Voting Consultant has not assumed all of the Voting Consultant’s duties and obligations within 90 days of such resignation, the Voting Consultant may Petition any court of competent jurisdiction for the appointment of a successor Voting Consultant.  No such resignation shall become effective until such time as a successor Voting Consultant has been appointed and such appointment has been accepted.
(c) Removal.  The Voting Consultant may be removed by the Purchaser upon 30 days prior written notice upon either (i) a material breach by the Voting Consultant of its obligations hereunder or (ii) any action or inaction of the Voting Consultant which constitutes bad faith, gross negligence or willful misconduct in the performance of its obligations hereunder.
(d) Agreement.  A separate consulting agreement by and between the Voting Consultant and the Purchaser, as may be amended from time to time with the prior written consent of the parties thereto (the “Consulting Agreement”), sets forth additional details, including fees, pursuant to which the Voting Consultant is providing the services contemplated hereunder.
(e) Independent.  The Voting Consultant represents that it is Independent of the Purchaser; provided, however, if the Voting Consultant becomes aware that the Voting Consultant is no longer Independent of the Purchaser, the Voting Consultant shall promptly, and in no event later than two (2) business days after becoming aware, notify the Purchaser and shall abstain from making voting recommendations during any period of time during which the Voting Consultant is not Independent of the Purchaser.  If the Voting Consultant notifies the Purchaser that it is no longer Independent of the Purchaser, the Purchaser shall use commercially reasonable efforts to identify and appoint a replacement voting consultant.
6. Amount of Subject Interests Notification
On any and each date that the Purchaser sells or otherwise transfers any Subject Interests to another Beneficial Owner, the Purchaser shall promptly notify the Trustee of such occurrence and the number of Shares that the Purchaser then owns.
7. Voting Communications
The Purchaser shall notify the Trustee and the Voting Consultant as soon as possible, and in any event, not later than two (2) business days after receipt of notice that a vote of the holders of Shares has been requested or permitted on any Voting Matter and the Purchaser shall, within such same time frame, forward any information sent to the Purchaser or the Clients in connection with such vote to the Trustee and the Voting Consultant.
The Voting Consultant shall analyze and provide a voting or consent recommendation to the Trustee with respect to each Voting Matter in respect of the Subject Interests; provided that if the Voting Consultant does not believe, utilizing its commercially reasonable discretion, that it is qualified to perform the analysis of any voting or consent action required by Section l(a) of this Agreement, the Voting Consultant shall refrain from making a voting or consent recommendation and provide notice to the Trustee and the Purchaser of such determination.  The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant in its voting or consent direction to the Purchaser.  In all Voting Matters, the Trustee shall use the proxies granted to it by the Purchaser to instruct the Partnership GP on how to vote the Interests in accordance with the voting or consent recommendation made by the Voting Consultant and the Purchaser shall not exercise any voting or consent rights in such matters.
If the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for Submission of such vote or consent, the Trustee shall not provide a voting instruction to the Partnership GP on behalf of the Purchaser on such deadline and shall provide notice of the failure to receive a voting or consent recommendation to the Purchaser and the Voting Consultant.  For the avoidance of doubt, the Purchaser shall not retain the right to instruct the Partnership GP on how to vote or consent on any Voting Matters for which the Trustee does not provide a voting instruction on behalf of the Purchaser.

8. Indemnification
(a) Of the Trustee and the Voting Consultant.  The Purchaser shall indemnify and hold the Trustee and the Voting Consultant and such Trustee’s and such Voting Consultant’s duly authorized agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses) and whether asserted by any party hereto or any third party of any kind and nature whatsoever in connection with or growing out of (i) with respect to the Trustee, the administration of the voting trust created by this Agreement or (ii) with respect to the Trustee and the Voting Consultant, the exercise of any powers or the performance of any duties by the Trustee or the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Trustee and the Voting Consultant separately, such as may arise from the bad faith, willful misconduct or gross negligence of the Trustee or the Voting Consultant, respectively.  In no event shall the Purchaser be liable for special, incidental, indirect or consequential damages. The terms of this indemnification shall survive the termination of this Agreement or the resignation or removal of the Trustee or Voting Consultant.
(b) Of the Purchaser and the Trustee.  The Voting Consultant shall indemnify and hold the Purchaser and the Trustee and the Purchaser’s and the Trustee’s duly authorized agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, reasonable costs, reasonable expenses or disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever and whether asserted by any party hereto or any third party which may be imposed, incurred or asserted against the Purchaser or the Trustee in connection with the bad faith, willful misconduct or gross negligence of the Voting Consultant in connection with the exercise of any powers or the performance of any duties by the Voting Consultant as herein provided or contemplated, including, without limitation, any action taken or omitted to be taken, except, with respect to the Purchaser and the Trustee separately, such as may arise from the bad faith, willful misconduct or gross negligence of the Purchaser or the Trustee, respectively.  In no event shall the Voting Consultant be liable for special, incidental, indirect or consequential damages. The terms of this indemnification shall survive the termination of this Agreement or the resignation or removal of the Trustee.
(c) Conditions to Indemnification.  An indemnified party must give the other party(ies) prompt written notice of any claim and allow the indemnifying party to defend or settle the claim as a condition to indemnification.  No Settlement shall bind any party without such party’s written consent. Failure to provide prompt notice shall not affect the indemnification provided hereunder except to the extent that a party has actually been prejudiced as a result of such failure.
9. Termination of Agreement
(a) This Agreement and the voting trust created hereby shall terminate with respect to all of the Subject Interests (i) at the option of the Purchaser with ten (10) business days prior written notice delivered by the Purchaser to the Trustee and Voting Consultant, upon July 1 or December 31 of any year, (ii) at the option of the Purchaser, upon the Purchaser beneficially owning less than 5% of the outstanding Shares, (iii) as provided with respect to certain transfers of Subject Interests in Section 3 above, or (iv) upon 10 business days written notice delivered by Purchaser to the Trustee and Voting Consultant following any failure to agree to the renewal or extension of the term for the Trustee or the Voting Consultant as provided in the Letter Agreement or Consulting Agreement, respectively.
(b) Upon the termination of this Agreement with respect to the Subject Interests, the voting trust created pursuant to Section 1 hereof shall cease to have any effect with respect to the Subject Interests, and the parties hereto shall have no further rights or obligations under this Agreement with respect to the Subject Interests.
10. Trustee’s Compensation
The Trustee shall be entitled to the compensation set forth in the Letter Agreement.
11. Voting Consultant’s Compensation
The Voting Consultant shall be entitled to the compensation pursuant to the Consulting Agreement.
12. Tax Treatment
It is the intention of the parties hereto that for all federal, state and local income and other tax purposes the Purchaser or the applicable Beneficial Owner, as the case may be, shall be treated as the owner of the Subject Interests and, except as otherwise required by law, no party shall take a contrary Position in any tax return or report or otherwise act in a contrary manner.
13. Notices
All notices, requests and other communications to the Purchaser, the Trustee or the Voting Consultant shall be in writing (including telecopy, electronic mail or similar writing), except in the case of notices and other communications permitted to be given by telephone, and shall be given to such party at its address or telecopy number or email address set forth below or to such other Person and/or such other address or telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party.  Each such notice, request or other communication shall be effective (i) if given by mail, five days after such communication is deposited in the mail, return receipt requested, addressed as aforesaid, or (ii) if given by any other means, when delivered at the address specified in this Section 13.  The notice address for each party is specified below:

if to the Purchaser:
ICONIQ Capital, LLC
50 Beale Street, Suite 2300 San Francisco, CA 94105

Attention:	Investment Strategy Group
Email:	iconiqfundadmin@ICONIQCapital.com

if to the Trustee:

CSC Delaware Trust Company
251 Little Falls Drive Wilmington, Delaware 19808

Attention:	Wilmington, Delaware 19808
Telephone:	877-374-6010
Email:	USTrustAgency@delawaretrust.com

if to the Voting Consultant:

Glass, Lewis & Co., LLC
2323 Grand Boulevard, Suite 1125, Kansas City, Missouri 64108

Attention:	Arturo Frausto
Telephone:	415-886-2802
Email:	afrausto@glasslewis.com

14. Modification
No modification of this Agreement shall be effective unless in writing and signed by all of the parties hereto.  Without the prior written consent of the Fund (in its sole discretion), the Purchaser will not agree or consent to any amendment, supplement, modification or repeal of this Agreement, nor waive any provision hereof; provided, that in the case of any proposed amendment, supplement, modification or repeal of this Agreement which is a result of a change in law or regulation, the consent of the Fund shall not be unreasonably withheld or delayed.
15. Benefit and Burden
This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors or administrators, personal and legal representatives, successors and assigns.
16. Severability
The invalidity of any particular provision of this Agreement shall not affect the validity of the remainder hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.
17. Headings
The section headings herein are for convenience of reference only, and shall not affect the construction, or limit or otherwise affect the meaning hereof.
18. Applicable Law
This Agreement shall be construed and enforced in accordance with and governed by the law of the State of New York.
THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF FEDERAL AND NEW YORK STATE COURTS OF COMPETENT JURISDICTION LOCATED IN NEW YORK COUNTY, NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.
19. Waiver
THE PURCHASER, THE TRUSTEE AND THE VOTING CONSULTANT HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO AGAINST THE OTHER(S) ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

20. Assignment
None of the parties hereto may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties; provided that, without the consent of either the Trustee or the Voting Consultant, the Purchaser may assign its rights and obligations under this Agreement (i) to an affiliate of the Purchaser who is a transferee of any Subject Interests (in respect of such transferred Subject Interests) or (ii) to a successor of the Purchaser, so long as such transferee or successor (a) irrevocably appoints and constitutes the Trustee as its attorney-in-fact and grants the Trustee one or more irrevocable proxies with respect to the Voting Matters and further agrees to renew any such proxies that may lapse by their terms while the Subject Interests are still subject to this Agreement and (b) signs a written joinder to this Agreement, in which case such transferee or successor will be deemed the Purchaser for purposes of this Agreement in respect of the relevant Subject Interests.  Any assignment other than in accordance with this Section 20 shall be void.
21. Conflicts with Other Documents
In the event that this Agreement requires any action to be taken with respect to any matter and the Letter Agreement or Consulting Agreement requires that a different action be taken with respect to such matter, and such actions are mutually exclusive, the provisions of this Agreement in respect thereof shall control.
22. Counterparts
This Agreement may be executed by the parties hereto in any number of separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall be deemed to constitute one and the same instrument.  Any counterpart or other signature delivered by facsimile or by electronic mail shall be deemed for all purposes as being a good and valid execution and delivery of this Agreement by that party.
23. Entire Agreement
This Agreement constitutes the entire agreement among the Purchaser, Trustee and Voting Consultant in connection with the subject matter of this Agreement, and no other agreement entered into between the Purchaser and Voting Consultant, including without limitation the Letter Agreement or the Consulting Agreement, shall be considered as adopted or binding, in whole or in part, upon the Trustee notwithstanding that any such other agreement may be deposited with the Trustee or the Trustee may have knowledge thereof.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
ICONIQ Capital, LLC

By:	/s/ Louis D. Thorne
Name:	Louis D. Thorne
Title:	Authorized Signatory

CSC Delaware Trust Company, as Trustee

By:	/s/ James Grier
Name:	James Grier
Title:	Vice President

Glass, Lewis & Co., LLC, as Voting Consultant

By:	/s/ Lili Mehta
Name:	Lili Mehta
Title:	President Corporate Business